UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MERU NETWORKS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0005 par value per share
(Title of Class of Securities)

59047Q103

(CUSIP Number of Class of Securities (Underlying Common Stock))

Brett White

Chief Financial Officer

Meru Networks, Inc.
894 Ross Drive

Sunnyvale, California 94089

(408) 215-5300

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

David A. Bell, Esq.

Shulamite S. White, Esq.
Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041
Tel: (650) 988-8500

Fax: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$ 461,985	$ 52.94

*

Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options to purchase an aggregate of 1,978,785 shares of the Issuer’s common stock have a value of $461,985 as of July 23, 2012. The aggregate value of such securities was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $114.60 for each $1,000,000 of the value of this transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer (the “Offer”) by Meru Networks, Inc., a Delaware corporation (“Meru” or the “Company”), to exchange certain outstanding options to purchase up to an aggregate of 1,978,785 shares of the Company’s common stock with an exercise price greater than $2.00 per share (“Eligible Options”), whether vested or unvested, which do not vest upon the achievement of certain performance criteria, for new options to purchase shares of the Company’s common stock (“New Options”). The Company will exchange Eligible Options for New Options on the terms and subject to the conditions set forth in (i) the Offering Memorandum Relating to Our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Options to Purchase Common Stock dated July 26, 2012 (the “Offering Memorandum”), attached hereto as Exhibit (a)(1)(A); (ii) the form of email communication about launch, attached hereto as Exhibit (a)(1)(B); (iii) the form of email communication about educational workshops, attached hereto as Exhibit (a)(1)(C); (iii) the form of FAQs about the Offer, attached hereto as Exhibit (a)(1)(D); (iv) the employee presentation materials, attached hereto as Exhibit (a)(1)(E); (v) the form of reminder email communication about the Offer, attached hereto as Exhibit (a)(1)(F); (vi) screenshots of the offer website, attached hereto as Exhibit (a)(1)(G); (vii) the form of paper election form, attached hereto as Exhibit (a)(1)(H) and (viii) the form of email communication confirming receipt of an election to exchange Eligible Options, attached hereto as Exhibit (a)(1)(I). The foregoing documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “Eligible Employee” refers to all employees of the Company or its subsidiaries who reside in the United States, Canada, India and United Kingdom as of the commencement of the Offer and through the expiration date of the Offer. Notwithstanding the foregoing, the Company’s Chief Executive Officer and non-employee members of the Company’s Board of Directors as of the date of this Offering Memorandum are not eligible to participate in the Offer.

The information in the Disclosure Documents, including all schedules to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offering Memorandum is incorporated herein by reference.

Item 2. Subject Company Information.

(a)  Name and Address.

The issuer is Meru.  Meru’s principal executive offices are located at 894 Ross Drive, Sunnyvale, California 94089 and the telephone number at that address is (408) 215-5300.

(b)  Securities.

This Schedule TO relates to an Offer by Meru to Eligible Employees to exchange Eligible Options for New Options.  As of July 23, 2012, the total number of outstanding options to purchase shares of the Company’s common stock was 3,708,206, and of those options, 1,978,785 were Eligible Options.

(c)  Trading Market and Price.

The information set forth in Section 7 the Offering Memorandum (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)  Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth in Section 10 of the Offering Memorandum (“Interests of Directors and Executive Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Involving Meru’s Securities”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)  Material Terms.

The information set forth in of the Offering Memorandum under the caption “Summary Term Sheet” and in Section 1

(“Eligibility; Expiration Date”), Section 2 (“Purpose of the Offer”), Section 3 (“Procedures for Participating in the Offer”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Offer”), Section 7 (“Price Range of Common Stock Underlying the Awards”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 9 (“Information Concerning Meru”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Tax Consequences for U.S. Employees”), Section 14 (“Material Tax Consequences for Employees Outside the U.S.”) and Section 15 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b)  Purchases.

The information set forth in Section 10 of the Offering Memorandum (“Interests of Directors and Executive Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Involving Meru’s Securities”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)  Agreements Involving the Subject Company’s Securities.

The information set forth in Section 10 of the Offering Memorandum (“Interests of Directors and Executive Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Involving Meru’s Securities”) is incorporated herein by reference.  The plans and agreements attached hereto as Exhibits (d)(1) through (d)(3) also contain information regarding Meru’s securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)  Purposes.

The information set forth in the section of the Offering Memorandum under the caption “Summary Term Sheet” and Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b)  Use of Securities Acquired.

The information set forth in the Offering Memorandum in Section 5 (“Acceptance of Eligible Options for Exchange and Issuance of New Options”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)  Plans.

The information set forth in the Offering Memorandum in Section 9 (“Information Concerning Meru”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)  Source of Funds.

The information set forth in the Offering Memorandum in Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(b)  Conditions.

The information set forth in the Offering Memorandum in Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

(d)  Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in Section 10 of the Offering Memorandum (“Interests of Directors and Executive Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Involving Meru’s Securities”) is incorporated herein by reference.

(b)  Securities Transactions.

The information set forth in Section 10 of the Offering Memorandum (“Interests of Directors and Executive Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Involving Meru’s Securities”) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)  Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a)  Financial Information.

The information set forth in Section 9 (“Information Concerning Meru”) and Section 17 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference. The Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission (the “ SEC”) on March 15, 2012, and the Quarterly Reports on Form 10-Q, as filed with the SEC on May 4, 2012, are incorporated by reference herein and can be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)  Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions or Arrangements Concerning Eligible Options; Agreements Involving Meru’s Securities”) and Section 12 (“Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.

(c)  Other Material Information.

Not applicable.

Item 12. Exhibits.

The Exhibit Index immediately following the signature page of this Schedule TO is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MERU NETWORKS, INC.

/s/ Brett White
Brett White
Chief Financial Officer

Date: July 26, 2012

INDEX OF EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Offering Memorandum Relating to Our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Options to Purchase Common Stock

(a)(1)(B)	Form of Email Communication about Launch

(a)(1)(C)	Form of Email Communication about Educational Workshops

(a)(1)(D)	Form of FAQs about the Offer

(a)(1)(E)	Employee Presentation Materials

(a)(1)(F)	Form of Reminder Email Communication about the Offer

(a)(1)(G)	Screenshots of the Offer Website

(a)(1)(H)	Form of Paper Election Form

(a)(1)(I)	Form of Email Communication Confirming Receipt of an Election to Exchange Eligible Options

(b)	Not applicable

(d)(1)	2010 Stock Incentive Plan (incorporated by reference to Exhibit 99.01 to Meru’s Current Report on Form 8-K filed with the SEC on June 10, 2011 (Registration No. 001-34659))

(d)(2)

Forms of (a) Notice of Stock Option Grant, (b) Stock Option Agreement, (c) Notice of Cash Exercise of Stock Option, (d) Notice of Stock Unit Award, (e) Stock Unit Agreement, (f) Notice of Restricted Stock Award, and (g) Restricted Stock Agreement under the Meru Networks, Inc. 2010 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to Meru’s Registration Statement on Form S-8 filed with the SEC on August 6, 2010 (Registration No. 333- 168631))

(d)(3)

2002 Stock Incentive Plan and Forms of Stock Option Agreement thereunder (incorporated by reference to Exhibit 10.2 to Meru’s Registration Statement on Form S-1 originally filed with the SEC on December 18, 2009 (Registration No. 333-163859))

(g)	Not applicable

(h)	Not applicable